Exhibit 99.34

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

October 3, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on October 3, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced the appointment of senior mining executive Michael D. Winship to the position of President and Chief Operating Officer, effective immediately. Mr. Winship assumes responsibility for leading HudBay’s Canadian and international operations and will report to HudBay’s Chief Executive Officer.

Item 5	Full Description of Material Change

HudBay announced the appointment of senior mining executive Michael D. Winship to the position of President and Chief Operating Officer, effective immediately. Mr. Winship assumes responsibility for leading HudBay’s Canadian and international operations and will report to HudBay’s Chief Executive Officer.

Mr. Winship has extensive experience developing and operating mining complexes around the world for more than 30 years. Prior to joining HudBay, he was Chief Operating Officer for PT Inco in Indonesia where he was responsible for the company’s nickel laterite mining and processing operations.

Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice President and General Counsel of HudBay, (416) 362-8181.

Item 9	Date of Report

October 10, 2008.